UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 9, 2019

First Defiance Financial Corp.

(Exact name of registrant as specified in its charter)

OHIO	000-26850	34-1803915
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer I.D. No.)

601 Clinton Street, Defiance, Ohio 43512

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (419) 782-5015

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FDEF	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Section 8 — Other Events

Item 8.01	Other Events

On September 9, 2019, First Defiance Financial Corp. (“FDEF”) and United Community Financial Corp. (“UCFC”) issued a joint press release announcing the execution of the Agreement and Plan of Merger, dated as of September 9, 2019 between FDEF and UCFC pursuant to which, subject to the terms and conditions set forth therein, UCFC will merge with and into FDEF, with FDEF continuing as the surviving entity. A copy of the press release is attached as Exhibit 99.1 to this Report and is incorporated by reference herein.

An investor presentation with respect to the transaction is attached to this Report as Exhibit 99.2 and is incorporated into this Report by reference. The investor presentation, which will be discussed on a conference call on September 9, 2019 at 10:30 a.m. Eastern time, is also available on the “Investor Relations” page of FDEF’s website (http://www.fdef.com).

All information included in the press release and the investor presentation is presented as of the respective dates thereof, and neither UCFC nor FDEF assumes any obligation to correct or update such information in the future.

* * *

Important Additional Information About the Merger

This communication is being made in respect of the proposed merger transaction between FDEF and UCFC. FDEF intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of FDEF and UCFC and a prospectus of FDEF, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the FDEF and UCFC shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of FDEF and UCFC are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents, because they will contain important information about the proposed transaction. The documents filed by FDEF and UCFC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by FDEF may be obtained free of charge at FDEF’s website at http://www.fdef.com and the documents filed by UCFC may be obtained free of charge at UCFC’s website at https://www.homesavings.com. Alternatively, these documents, when available, can be obtained free of charge from FDEF upon written request to First Defiance Financial Corp., Attention: John R. Reisner, Executive Vice President, Chief Risk Officer and Legal Counsel, 601 Clinton Street, Defiance, Ohio 43512 or by calling (419) 782-5015 or from UCFC upon written request to United Community Financial Corp., 275 West Federal Street, Youngstown, Ohio 44503, Attention: Jude J. Nohra, Executive Vice President, General Counsel, Chief Risk Officer and Secretary, or by calling (330) 742-0500.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the joint proxy statement/prospectus that FDEF and UCFC will file with the SEC.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the merger transaction between FDEF and UCFC, which are subject to numerous assumptions, risks and uncertainties. Words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of FDEF’s and UCFC’s Annual Report on Form 10-K for the year ended December 31, 2018, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by FDEF and UCFC with the SEC, risks and uncertainties for FDEF, UCFC and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of UCFC’s operations with those of FDEF will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger ; the inability to complete the merger due to the failure of FDEF’s or UCFC’s shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; diversion of management’s attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on FDEF’s, UCFC’s or the combined company’s respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by FDEF’s issuance of additional shares of FDEF common stock in connection with the merger; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this filing are made as of the date hereof and are based on information available at the time of the filing. Except as required by law, neither FDEF nor UCFC assumes any obligation to update any forward-looking statement.

Participants in the Solicitation

FDEF, UCFC, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from FDEF’s and UCFC’s shareholders in connection with the merger. Information about the directors and executive officers of FDEF and their ownership of FDEF common stock is set forth in the definitive proxy statement for FDEF’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 8, 2019, and FDEF’s Annual Report on Form 10-K for the year ended December 31, 2018, as previously filed with the SEC on February 28, 2019, as well as other documents filed with the SEC. Information about the directors and executive officers of UCFC and their ownership of UCFC common stock is set forth in the definitive proxy statement for UCFC’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 22, 2019, as well as other documents filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Section 9 — Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Joint press release of First Defiance Financial Corp. and United Community Financial Corp., dated September 9, 2019.

99.2	Joint investor presentation of First Defiance Financial Corp. and United Community Financial Corp., dated September 9, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST DEFIANCE FINANCIAL CORP.

By:	/s/ Donald P Hileman
Name:	Donald P. Hileman
Title:	Chief Executive Officer

Date: September 9, 2019